UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 10, 2007**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Election of Officer

On October 10, 2007, the Board elected Ms. Janie Copeland as the Chief Accounting Officer of the Company effective December 1, 2007. Prior to her appointment, Ms. Copeland has been serving the Company since 2002 as the Corporate Financial Reporting Manager and was instrumental in Caterpillar's adoption of Sarbanes-Oxley requirements and increased reporting transparency. Ms. Copeland joined the Company as an accountant in 1987. Prior to joining the Company, Ms. Copeland gained several years of auditing experience with Price Waterhouse Coopers. Also, while working in the Company's Corporate Accounting group, Ms. Copeland served in a wide variety of financial reporting and analysis positions, including serving as Controller for the Building Construction Products Division. Ms. Copeland graduated with a Bachelor of Science degree in Accountancy from the University of Illinois in 1984 and she is a Certified Public Accountant.

A press release announcing the election of Ms. Copeland was issued today by the Company and is attached as Exhibit 99.1 to this Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits:

99.1   Caterpillar Inc. Press Release dated October 15, 2007, announcing the election of Ms. Copeland as Chief Accounting Officer of the Company.

* *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

October 15, 2007   By: */s/James B. Buda*
                                                     James B. Buda
                                                     Vice President

EXHIBIT 99.1

October 15, 2007

FOR IMMEDIATE RELEASE

Caterpillar Announces Creation of Chief Accounting Officer Position

PEORIA, Ill.— Caterpillar Inc. (NYSE: CAT) announced today that its Board of Directors has approved the creation of a chief accounting officer (CAO) position. Janie Copeland has been appointed CAO effective December 1, 2007.

Since 2002, Copeland has served as the corporate financial reporting manager for Caterpillar's Global Finance & Strategic Support Division. Copeland was instrumental in Caterpillar's adoption of Sarbanes-Oxley requirements and has been a leader of projects increasing reporting transparency.

"The establishment of a CAO reporting to Caterpillar's corporate controller will further strengthen the company's governance in the critical area of financial reporting," said David Burritt, Caterpillar chief financial officer and vice president of the Global Finance and Strategic Support Division. "Equally important, it is in line with Caterpillar's history of high integrity reporting."

Copeland joined Caterpillar as an accountant in 1987. Previously, she was a senior auditor with Price Waterhouse. She has worked in a wide variety of financial reporting and analysis positions at Caterpillar. Copeland graduated with a degree in accountancy from the University of Illinois in 1984. She is a Certified Public Accountant and received the Elijah Watt Sells Award for her performance on the CPA exam.

For more than 80 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2006 sales and revenues of $41.517 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at **http://www.cat.com/**.

Caterpillar Contact:
Jim Dugan
Corporate Public Affairs
309-494-4100 (o)
309-360-7311 (m)
dugan_jim@cat.com